Exhibit 99.1

Solarfun Announces Completion of at-the-Market Equity Offering with Net Proceeds of US$71.9 Million

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (“Solarfun”; NASDAQ: SOLF), an established vertically-integrated manufacturer of silicon ingots and photovoltaic (“PV”) cells and modules in China, today announced the completion of its equity offering pursuant to the sales agency agreement with Morgan Stanley & Co. Incorporated dated July 17, 2008. Upon the completion of the offering at the market close on August 12, 2008, Solarfun had issued and sold 5,421,093 ADSs with an aggregate sale price of US$73,877,875.07. Solarfun currently expects to use the net proceeds from the offering of US$71,883,403.84 for capital expenditures on ingot, wafer and cell manufacturing equipment, purchases of polysilicon supplies, the acquisition of the remaining 48% equity interest in our Yangguang Solar Technology Co., Ltd. subsidiary and for working capital purposes.

The United States Securities and Exchange Commission declared Solarfun’s registration statement relating to these securities to be effective on July 16, 2008. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures silicon ingots and PV cells and modules in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

Safe Harbor Statement

This news release contains forward-looking statements, including statements regarding the use of proceeds by Solarfun from this offering of securities. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Actual use of proceeds may differ materially from those set forth herein as, depending on future events and other changes in the business climate, Solarfun may determine at a later time to use the net proceeds for different purposes. Solarfun disclaims any obligation to update or correct this information.

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs
V.P. Strategic Planning
Tel: 86-21-6393-8206 / Mobile: 86-138-1612-2768
IR@solarfun.com.cn
pr
Christensen
Roger Hu, 852-2117-0861
rhu@ChristensenIR.com